MATERIAL CHANGE REPORT
Under Form 51-102F3

Item 1.	Name and Address of Company

Royal Bank of Canada (“RBC”) 200 Bay Street, Royal Bank Plaza Toronto, Ontario M5J 2J5

Item 2.	Date of Material Change

March 3, 2006

Item 3.	News Release

The attached press release reporting the material change described in this report was issued by RBC on March 3, 2006 at Toronto, Ontario.

Item 4.	Summary of Material Change

RBC declared a stock dividend of one common share on each of the issued and outstanding common shares of RBC.

Item 5.	Full Description of Material Change

On March 3, 2006, the Board of Directors of RBC declared a stock dividend of one common share on each of the issued and outstanding common shares of RBC payable on April 6, 2006 to common shareholders of record at the close of business on March 27, 2006.

Registered shareholders will be mailed share certificates representing the stock dividend starting April 6, 2006. Non-registered shareholders’ brokerage accounts will be credited for the additional shares representing the stock dividend on or about April 6, 2006.

The common shares are expected to begin trading on a post-stock dividend basis on the Toronto and Swiss Stock Exchanges on March 23, 2006, and on the New York Stock Exchange on April 7, 2006.

No income tax will be payable by Canadian resident shareholders and non-resident shareholders will not be subject to any Canadian withholding tax as a result of the stock dividend.

Item 6.	Reliance on Subsection 7.1(2) or (3) of National Instrument 51-102

Not applicable.

Item 7.	Omitted Information

No significant facts have been omitted from this report.

Item 8.	Executive Officer

For further information, please contact Janice R. Fukakusa, Chief Financial Officer at (416) 974-1896.

Item 9.	Date of Report

March 3, 2006

ROYAL BANK OF CANADA ANNOUNCES STOCK DIVIDEND
TORONTO, March 3, 2006 — Royal Bank of Canada (RY: TSX, NYSE, SWX) today announced that its Board of Directors has declared a stock dividend, which has the same effect as a two-for-one split of its common shares.
     Gordon M. Nixon, President and Chief Executive Officer, said “Our shares have always appealed to individual investors and we expect this step to make our shares more affordable and even more attractive to retail shareholders.”
     Shareholders of record as at the close of business on March 27, 2006, will be entitled to receive the stock dividend on the payment date of April 6, 2006. Registered shareholders will be mailed share certificates representing the stock dividend starting April 6, 2006. Non-registered shareholders’ brokerage accounts will be credited for the additional shares representing the stock dividend on or about the payment date.
     No income tax will be payable by Canadian resident shareholders and non-resident shareholders will not be subject to any Canadian withholding tax as a result of the stock dividend. For additional information about the tax consequences of the stock dividend, shareholders are advised to consult their tax advisor.
     RBC’s equity-based benefit plans will be adjusted as necessary to reflect the issuance of additional common shares or options due to the declaration of the stock dividend. All share and per share data for future periods will also reflect the stock dividend.
     RBC’s common shares are expected to begin trading on a post-stock dividend basis on the Toronto and Swiss Stock Exchanges on March 23, 2006, and on the New York Stock Exchange on April 7, 2006.
     RBC’s last stock dividend was paid on October 5, 2000.
     The Board of Directors today also declared a quarterly common share cash dividend of $0.72 per share, which represents $0.36 per share on a post-stock dividend basis. This dividend of $0.36 per share is payable on May 24, 2006, to common shareholders of record on April 25, 2006.
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For further information:
Media Contact:
Beja Rodeck, Media Relations, (416) 974-5506, toll-free 1-888-880-2173
Investor Contacts:
Nabanita Merchant, Senior Vice President, Investor Relations, (416) 955-7803
Shirley Boudreau, Shareholder Relations Officer, Investor Relations, (416) 955-7806